SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	• Trading Statement dated 3 September 2004	

Naspers Limited
(Registration number: 1925/001431/06)
(Incorporated in the Republic of South Africa)
ISIN ZAE 000015889   Share code: NPN
("Naspers")

TRADING STATEMENT

Naspers is currently preparing its interim financial results for the six months ended 30 September 2004, which should be announced on or about 29 November 2004.

Shareholders are advised that headline earnings attributable to ordinary shareholders for the half-year ended 30 September 2004 are expected to be substantially higher than those for the half-year ended 30 September 2003 ("substantially" being an increase of greater than 30% as defined in the JSE Listings Requirements).

The forecast contained in this Trading Statement has not been reviewed or reported on by the company's external auditors.

By order of the Board
Cape Town
3 September 2004

SIGNATURES

        Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                            NASPERS LIMITED

Date: September 3, 2004 by
                            /s/ Stephan J. Z. Pacak
                            _____
                            Name: Stephan J. Z. Pacak
                            Title: Director